SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO 13d-2(b)


                  Resource Bancshares Mortgage Group, Inc.
           ----------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
           -----------------------------------------------------
                       (Title of Class of Securities)

                                761197 10 2
          ------------------------------------------------------
                               (CUSIP Number)

                               March 23, 1998
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



     Check the appropriate box to designate the rule prusuant to which this Schedule is filed:

            [  ] Rule 13d-1(b)

            [X ] Rule 13d-1(c)

            [  ] Rule 13d-1(d)

                       (Continued on Following Pages)





CUSIP NO. 761197 10 2                   13G
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   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Amelia Family Trust Company, as Trustee for
         Trust u/a/d August 22, 1969 of William B. Ziff, Jr.,

         22-3188201
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [  ]
                                                                 (b) [  ]
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   3.    SEC USE ONLY

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   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
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                      5.     SOLE VOTING POWER

                             1,178,993
                      ------------------------------------------------------
     NUMBER OF        6.     SHARED VOTING POWER
      SHARES
   BENEFICIALLY              -0-
     OWNED BY         ------------------------------------------------------
       EACH           7.     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                 1,178,993
       WITH           ------------------------------------------------------
                      8.     SHARED DISPOSITIVE POWER

                             -0-
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   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,178,993
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   10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                     [   ]

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   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.02%(1)
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   12.   TYPE OF REPORTING PERSON*

         CO
----------------------------------------------------------------------------

-----------------
  1 Based on the 23,495,402 shares of Common Stock which a representative of the Issuer informed the Trustee were outstanding as of December 31, 1997.



                         STATEMENT ON SCHEDULE 13G

Item 1(a)   Name of Issuer:

            RESOURCE BANCSHARES MORTGAGE GROUP, INC.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            7909 PARKLANE ROAD
            COLUMBIA, SOUTH CAROLINA  29223

Item 2(a)   Name of Person Filing:

            SEE ITEM 1 OF THE COVER PAGE ATTACHED HERETO.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            577 CHESTNUT RIDGE ROAD
            WOODCLIFF LAKE, NEW JERSEY  07675

Item 2(c)   Citizenship:

            SEE ITEM 4 OF THE COVER PAGE ATTACHED HERETO.

Item 2(d)   Title of Class of Securities:

            COMMON STOCK (PAR VALUE $.01 PER SHARE).

Item 2(e)   CUSIP Number:

            761197 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer registered under Section 15
                        of the Act.

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act.

            (c)   [ ]   Insurance Company as defined in Section 3(a)(19)
                        of the Act.

            (d)   [ ]   Investment Company registered under Section 8
                        of the Investment Company Act.

            (e)   [ ]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

            (f)   [ ]   An employee benefit plan endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);

            (g)   [ ]   A parent holding company or control person in
                        accordance with Rule 13d-1(b)(ii)(G);

            (h)   [ ]   A savings association as defined in Section
                        3(b) of the Federal Deposit Insurance Act;

            (i)   [ ]   A church plan that is excluded from the definition
                        of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statemnt is filed pursuant to Rule 13d-1(c), check this
            box.    [X]

Item  4.    Ownership.

      (a)   Amount Beneficially Owned:

            SEE ITEM 9 OF THE COVER PAGE ATTACHED HERETO.

      (b)   Percent of Class:

            SEE ITEM 11 OF THE COVER PAGE ATTACHED HERETO.

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote

                  SEE ITEM 5 OF THE COVER PAGE ATTACHED HERETO.

            (ii)  shared power to vote or to direct the vote

                  SEE ITEM 6 OF THE COVER PAGE ATTACHED HERETO.

            (iii) sole power to dispose or to direct the disposition of

                  SEE ITEM 7 OF THE COVER PAGE ATTACHED HERETO.

            (iv)  shared power to dispose or to direct the disposition of

                  SEE ITEM 8 OF THE COVER PAGE ATTACHED HERETO.

Item  5.    Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item  6.    Ownership of More than Five Percent on Behalf of Another Person.

            NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            NOT APPLICABLE.

Item  8.    Identification and Classification of Members of the Group.

            NOT APPLICABLE.

Item  9.    Notice of Dissolution of Group.

            NOT APPLICABLE.

Item  10.   Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 23, 1998


                                 AMELIA FAMILY TRUST COMPANY, AS
                                 TRUSTEE OF TRUST U/A/D AUGUST 22, 1969 OF
                                 WILLIAM B. ZIFF, JR.


                                 By: /s/ STEPHEN DRAGICEVICH
                                    --------------------------------------
                                    Name:   Stephen Dragicevich
                                    Title:  Vice President